Exhibit 2
Peru Copper Inc.
(an exploration stage company)

Interim Consolidated Financial Statements
March 31, 2007
(Unaudited)
(expressed in U.S. dollars)

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Balance Sheets

Unaudited
(expressed in U.S. dollars)

	March 31,	December 31,
	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	3,121,641	5,241,895
Restricted cash (note 5)	500,000	500,000
Short term investments (note 4)	20,777,629	30,408,022
Prepaid expenses and advances	130,870	297,713

	24,530,140	36,447,630

Deposit on water treatment plant (note 5)	14,934,662	14,949,666
Property, plant and equipment - net of accumulated depreciation of $181,979 (December 31, 2006 - $157,375)	1,016,932	955,035

Exploration properties (note 5)	75,774,775	62,973,520

	116,256,509	115,325,851

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,423,552	3,617,774
Due to related parties (note 7)	186,782	155,763
Current portion of long-term debt (note 6)	5,000,000	10,140,000

	7,610,334	13,913,537

Long-term debt (note 6)	7,182,791	—

	14,793,125	13,913,537

Shareholders’ Equity
Share capital (note 8)
Authorized : Unlimited with no par value
Issued and outstanding 119,337,517 (December 31, 2006 — 119,208,624) common shares	103,679,681	103,422,802
Contributed surplus	5,898,237	5,082,046
Deficit	(8,114,534)	(7,092,534)

	101,463,384	101,412,314

	116,256,509	115,325,851

Contingencies and commitments (note 5 and note 6)
Approved by the Board of Directors

(signed) David Lowell	Director	(signed) Gerald Wolfe	Director

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Shareholders’ Equity

Unaudited
(expressed in U.S. dollars)

					Deficit
					accumulated
		Warrants			during the
		and	Common	Contributed	exploration	Total
	Common	agent	stock	surplus	stage	equity
	stock	options	$	$	$	$

Balance — December 31, 2004	94,027,320	23,967,882	52,834,440	1,834,155	(321,029)	54,347,566
Shares issued for cash — options exercised	200,000	(200,000)	280,000	—	—	280,000
Fair value of options exercised			117,410	(117,410)	—	—
Shares issued for cash — Warrants exercised	3,514,424	(3,514,424)	5,974,511	—	—	5,974,511
Warrants expired	—	(1,381)	—	—	—	—
Fair value of warrants exercised	—	—	688,506	(688,506)	—	—
Stock-based compensation	—	—	—	2,295,060	—	2,295,060
Loss for the period	—	—	—	—	(3,421,771)	(3,421,771)

Balance — December 31, 2005	97,741,744	20,252,077	59,894,867	3,323,299	(3,742,800)	59,475,366
Shares issued for cash — Options exercised	1,353,780	—	1,947,955	—	—	1,947,955
Shares issued for cash — Warrants exercised	20,113,100	(20,113,100)	40,226,200	—	—	40,226,200
Warrants expired	—	(8,084)	—	—	—	—
Fair value of options exercised	—	—	1,353,780	(1,353,780)	—	—
Stock-based compensation	—	—	—	3,112,527	—	3,112,527
Loss for the period	—	—	—	—	(3,349,734)	(3,349,734)

Balance — December 31, 2006	119,208,624	130,893	103,422,802	5,082,046	(7,092,534)	101,412,314
Opening unrealized gains on held-for-trading assets (note 3)	—	—	—	—	301,403	301,403
Shares issued for cash — Options exercised	130,893	(130,893)	183,250	—	—	183,250
Fair value of options exercised	—	—	73,629	(73,629)	—	—
Stock-based compensation	—	—	—	889,820	—	889,820
Loss for the period	—	—	—	—	(1,323,403)	(1,323,403)

Balance — March 31, 2007	119,339,517	—	103,679,681	5,898,237	(8,114,534)	101,463,384

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Operations and Comperhensive Loss

Unaudited
(expressed in U.S. dollars)

	Three Months	Three Months
	Ended	Ended
	March 31, 2007	March 31, 2006
Interest income	396,768	286,237

Expenses
Stock-based compensation	574,929	489,570
Management fees and salaries	537,412	131,023
Professional fees	344,303	396,123
Listing and filing fees	132,658	204,277
Office	79,202	56,327
Travel	52,675	23,041
Unrealized loss on held-for-trading assets (note 4)	35,408	—
Shareholder information	17,354	50,163
Bank charges	1,493	11,905
Depreciation	882	882
Foreign exchange loss (gain)	(56,145)	(88,804)

	1,720,171	1,274,507

Loss and Comprehensive Loss for the period	(1,323,403)	(988,270)

Loss per share — basic and diluted	(0.01)	(0.01)

Weighted average number of shares outstanding	119,242,074	102,677,048

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows

Unaudited
(expressed in U.S. dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2007	2006
	$	$
Cash flows from (used in) operating activities
Loss for the period	(1,323,403)	(988,270)
Items not affecting cash
Depreciation	882	882
Stock-based compensation	574,929	489,570
Unrealized loss on held-for- trading assets (note 4)	35,408	—
Change in non-cash working capital items
Prepaid expenses and advances	166,843	5,490
Accounts payable and accrued liabilities	1,373,790	(541,454)

	828,449	(1,033,782)

Cash flows from (used in) financing activities
Share capital issued for cash — net	183,250	40,446,211
Due to related parties	31,019	79,049

	214,269	40,525,260

Cash flows from (used in) investing activities
Short term investments	9,896,387	(40,635,377)
Deposit on an option agreement	—	(500,000)
Deposit on Water Treatment Plant	15,004	—
Loans receivable	—	(1,805,200)
Exploration properties	(14,882,925)	(302,405)
Purchase of property, plant and equipment	(234,229)	(108,381)
Long-term debt	2,042,791	—

	(3,162,972)	(43,351,363)

Increase (decrease) in cash and cash equivalents	(2,120,254)	(3,859,885)
Cash and cash equivalents - Beginning of period	5,241,895	11,490,391

Cash and cash equivalents — End of period	3,121,641	7,630,506

Non-cash investing and financing activities
Exploration properties — Stock-based compensation	314,891	137,526

Exploration properties — Depreciation	171,450	17,210

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2007

Unaudited
(expressed in U.S. dollars)
1	Operations

Peru Copper Inc. (the “Company” or “PCI”) was incorporated on February 24, 2004 in Canada under the Canada Business Corporations Act.

The Company is engaged in the acquisition and exploration of potentially mineable deposits of copper in Peru. The Company through its subsidiary, Minera Peru Copper S.A. has an option to acquire certain mining concessions within the Morococha mining district in Peru.

As at March 31, 2007, the Company has no properties under development and to date has not generated any operating revenues. Consequently, it is considered to be in the exploration stage.

2	Significant accounting policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below and in note 3. These interim financial statements should be read in conjunction with the audited consolidated financial statements as at December 31, 2006.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

Short Term Investments

The Company considers short-term investments to include amounts held in highly liquid debt investments with remaining maturities at time of purchase of six months or less. The Company places its short-term investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

3	Change in Accounting Policies

The Company adopted the provisions of CICA Sections 3855, Financial Instruments — Recognition Measurement, 3865, Hedges and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income. As a result of adopting these new standards, the Company recorded an unrealized gain of $301,403 for the change in accounting for financial assets classified as held-for-trading

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2007

Unaudited
(expressed in U.S. dollars)
and measured at fair value instead of cost. This increase is reported as a one-time cumulative effect of a change in accounting policy in opening deficit on January 1, 2007.

Financial Instruments

The Company’s financial assets and liabilities comprise cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, due to related parties and debt. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments, except as otherwise noted.

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and due to related parties are reported at their fair values on the balance sheet. The fair values of these financial instruments approximates their carrying values due to their short-term nature or capacity of prompt liquidation.

The Company determines the classification of its financial assets at initial recognition. When financial assets and liabilities are recognized initially, they are measured at fair value, normally being the transaction price plus, in the case of financial assets and liabilities not at fair value through profit or loss, directly attributable transaction costs.

Short Term Investments

All short term investments are classified as held-for-trading because the Company intends to use these investments in its normal course of financing its exploration activities. The held-for-trading method was applied to estimate the fair value of short term investments at balance sheet dates using quoted market prices at close of business on the balance sheet date with changes in fair value recorded in the statement of operations. All short term investments have been reclassified from cash and cash equivalents.

Debt

When a debt is recognized initially, the Company measures it at its fair value plus, in the case of a debt not measured at fair value with changes in value through profit or loss, transaction costs that are directly attributable to the issue of the debt.

Interest rate risk

The Company holds cash and cash equivalents which earn interest at variable rates as determined by financial institutions.

Credit risk

The Company only places its cash with institutions of high credit worthiness.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2007

Unaudited
(expressed in U.S. dollars)
Foreign exchange risk

The Company holds cash balances and incurs payables that are denominated in multiple foreign currencies, including Peruvian Nuevo Sol and Canadian Dollars. These balances are subject to changes in the exchange rate between these currencies and the U.S. Dollar, which would result in a currency gain or loss to the Company.

4	Short Term Investments

	March 31,	December 31,
	2007	2006
	$	$

Market	20,777,629	30,709,425
Cost	20,511,634	30,408,022

Unrealized gain	265,995	301,403

5	Exploration properties — Toromocho Project

	Three Months	Year Ended
	Ended March 31,	December 31,
	2007	2006
	$	$

Balance — Beginning of period	62,973,520	29,989,772

Costs for the period:
Water treatment plant project	221,072	198,310
Supplies and general	709,419	5,599,841
Salaries and consulting	2,059,572	4,200,312
Drilling	460,259	1,883,828
Value added tax	427,306	1,421,321
Acquisition and lease	8,148,647	17,940,622
Stock-based compensation	314,891	1,029,983
Assay sampling and testing	349,007	507,856
Travel	87,360	128,436
Depreciation	23,722	73,239
Costs for the period	12,801,255	32,983,748

Balance — End of period	75,774,775	62,973,520

Deposit on water treatment plant	14,949,666	15,000,000
Expenditures relating to water treatment plant	(15,004)	(50,334)

Balance — End of period	14,934,662	14,949,666

On June 10, 2003, the Company signed the Toromocho Option Agreement with Empresa Minera del Centro- del Peru S.A. (“Centromin”). Centromin transferred its interest in the Toromocho Option to Activos Mineros

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2007

Unaudited
(expressed in U.S. dollars)
S.A.C. (“Activos”), a Peruvian government entity. Under this agreement, the Company has an option to acquire the mining concessions referred to as the Toromocho Project. This option has a duration of one year, with four renewable annual periods.

In 2006, the Toromocho Option was renewed for a fourth year, and can be renewed for one additional annual period.

Under the terms of the contract, the Company was required to invest in the project a cumulative amount of no less than $3 million (completed) in the first two contract years. In addition, the Company’s commitments under the option agreement were to expend a further $3 million in each of the third, fourth and fifth year (completed).

Through June 10, 2005 the Company completed $14.3 million of qualified expenditures under the option agreement, meeting its total expenditure obligation of $12 million.

Upon exercise of the Toromocho Option, the Company must enter into a Transfer Agreement with Activos to transfer Activos’ interests in the mining concessions and related assets to the Company. The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit in the amount of $30 million towards required development obligations.

The Company has deposited $15 million in a restricted, non-refundable account for the construction of a water treatment plant to treat water coming from the Morococha mining district. The Company will be responsible for the construction of the water treatment plant and administration of funds used for studies and construction. Once constructed, the Company and other mining companies in the Morococha mining district will pay their pro-rata share of the operating costs of the plant and, eventually, the closure costs of the plant. The Company will have no responsibility or liability for the operation of the plant once it is constructed. The Company will be responsible for construction costs over and above the initial estimate of $15 million. Of the $15 million, $65,338 has been spent on expenses related to the water treatment plant.

Restricted cash of $500,000 has been provided as security for possible environmental liabilities resulting from exploration drilling. Under an addendum to the Toromocho Option Agreement, the Company contributed $1 million to a fund to improve the economic and social conditions in the area influenced by the Toromocho Project. The Company made a second payment of $1 million in September 2005, which is an advance against future royalties.

In 2004, the Company acquired partial interests in ten concessions located near the Toromocho concessions. The Company has had legal challenges to four of these concessions. The Company believes that the concessions were validly purchased in accordance with applicable Peruvian law and is defending its position. The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

On October 10, 2006, the Company resolved a land dispute between the community of Pucara and Centromin. The resolution relates to land located within the boundaries of the Toromocho Option. In exchange for the community abandoning a legal action against Centromin, the Company contributed land, equipment and

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2007

Unaudited
(expressed in U.S. dollars)
facilities valued at $1.95 million, to the Pucara community. In addition, the Company made a cash payment in the amount of $1.86 million to the community in January 2007. In addition, the Company has an obligation to pay for the settlement of any outstanding legal fees of Pucara in relation to its land dispute with Centromin to a maximum of $1 million.

On October 3, 2006, the Company entered into an option to purchase 1,350 hectares from the Yauli community for future use as a tailings deposit. The terms of the agreement provide that the Company will contribute $0.7 million toward community projects before October 4, 2009.

Acquisition of mining concessions

On May 9, 2005, the Company entered into purchase agreements whereby it acquired $7.7 million of loans receivable by various lender institutions in Peru for payments totalling $2.9 million. Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”), the borrower of the purchased loans, owns mining concessions and surface rights adjacent to the Toromocho Project.

On March 16, 2006 the Company entered into a general framework agreement with Austria Duvaz, a privately held Peruvian mining company, whereby the Company acquired an exclusive option to purchase certain mining concessions and surface areas held by Austria Duvaz located in the Morococha mining district. These concessions are of interest to the Company because they are directly adjacent to the concessions that comprise the Toromocho pit.

In October 2006, the Company finished its due diligence of the Austria Duvaz mining concessions and executed two agreements with Austria Duvaz, a transfer option agreement on mining concessions and a share purchase agreement for an additional group of mining concessions.

The transfer option agreement, which has a term of 5 years, applies to 27 wholly owned mining concessions and to the interests of Austria Duvaz in 3 additional mining concessions. Under the terms of the option agreement, the Company will assume and settle $13.1 million in outstanding debts associated with these mining concessions. In 2006, the Company agreed to pay $2.0 million in settlement of $2.9 million of these outstanding debts, which will be paid over a 5 years period beginning in the first quarter of 2007. By the end of the first quarter of 2007 the Company had paid a total of $4.1 million to settle debts amounting to $4.9 million.

Pursuant to the share purchase agreement with Austria Duvaz, the Company acquired Minera Centenario S.A.C. (“Centenario”), a Peruvian company holding title to a group of 30 mining concessions subject to the agreement with Austria Duvaz. The Company has agreed to pay an additional sum of $8.0 million to the shareholders of Centenario. In 2006, $2.0 million was paid to the Centenario shareholders and $6 million has been included in the liabilities of the Company as at December 31, 2006. During the first quarter of 2007, the Company paid $1.0 million to the Centenario shareholders. The remaining $5.0 million has been included in the liabilities of the Company as at March 31, 2007.

As a condition of the agreements, Austria Duvaz has the right to use these concessions until October 2011, however, the Company has the right to these concessions before October 2011 by paying a business

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2007

Unaudited
(expressed in U.S. dollars)
interruption fee between $3.0 million and $13.3 million dependant on the date the eviction notice would be served. The Company does not intend to use its right to evict Austria Duvaz before October 2011.

In addition, the Company has the right to renegotiate the long-term debt and as a result some of the debt owing may be reduced in the future. The long-term debt recorded of $12,182,791 is the Company’s estimate of what it expects to pay in settling these debts.

In addition to the $13.1 million in debts assumed pursuant to the transfer option agreement, the Company assumed $7.7 million of Austria Duvaz debt held by various banking institutions. The Company renegotiated this debt and was able to reduce the total financial debt obligation to $2.9 million, of which $1.4 million was repaid in 2005 and the remaining $1.5 million repaid in 2006.

6	Long-term Debt

	March 31,	December 31,
	2007	2006
	$	$

Debt owing to Austria Duvaz Creditors — Minera Centanario	—	4,140,000
Debt owing to Austria Duvaz Creditors — Austria Duvaz	8,199,551	—
Debt owing to Austria Duvaz Shareholders	5,000,000	6,000,000
Less: adjustment to fair value	(1,016,760)	—
	12,182,791	10,140,000
Less: current portion of long-term debt	(5,000,000)	(10,140,000)

	7,182,791	—

All debt relating to the acquisition of mineral concessions have now been recognized as at March 31, 2007.

Principal minimum repayment terms will be approximately:

$
2007	5,000,000
2008	3,255,136
2009	2,352,515
2010	1,159,910
2011	1,431,990
In addition, the Company has the right to renegotiate the long-term debt and as a result some of the debt owing may be reduced in the future. The long-term debt recorded of $12,182,791 is the Company’s estimate of what it expects to pay in settling these debts.

7	Related party transactions
a)	During the three months ended March 31, 2007, the Company received consulting and management services from certain principal directors or companies controlled by directors in the amount of $107,729 (March 31, 2006 — $59,940).

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2007

Unaudited
(expressed in U.S. dollars)
b)	During the three months ended March 31, 2007, the Company received legal services from a law firm, in which an officer of the Company is a partner in the law firm, in the amount of $84,924. (March 31, 2006 — $90,913).

c)	The amounts payable to related parties are non-interest bearing, due on demand and unsecured.
8	Share capital

The share capital of the Company is composed of an unlimited number of common and preferred shares. As at March 31, 2007, no preferred shares are issued and outstanding.

Share purchase options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option must be determined in accordance with the share purchase option plan. The board of directors must determine the vesting period in accordance with the share purchase option plan. Details of the plan are as follows:

		Weighted
	Number of	average
	options	exercise price	Expiry
		(in C$)

Options outstanding at December 31, 2005	7,513,000	1.65

Granted	1,721,500	5.06	2011
Exercised	(1,353,780)	1.71	2009
Cancelled	(840,460)	2.63	2009

Options outstanding at December 31, 2006	7,040,260	2.36

Granted	500,000	3.93	2012

Options outstanding as at March 31, 2007	7,540,260	2.46

The following table summarizes information about stock options outstanding to directors, officers, employees and consultants at March 31, 2007:

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2007

Unaudited
(expressed in U.S. dollars)

	Exercise price	Number	Number
Expiry date	$	outstanding	exercisable
June 30, 2008	US$1.40	720,000	720,000
June 29, 2009	US$1.40	204,800	204,800
June 30, 2008	C$1.65	1,080,000	1,080,000
October 6, 2009	C$1.65	1,678,960	1,311,980
November 24, 2009	C$1.56	576,000	456,000
February 8, 2010	C$1.26	300,000	240,000
June 30, 2008	C$1.58	100,000	100,000
May 5, 2010	C$1.58	884,000	509,200
February 6, 2011	C$4.25	300,000	120,000
May 10, 2011	C$5.40	546,500	109,300
August 10, 2011	C$4.97	550,000	110,000
August 28, 2011	C$5.41	100,000	20,000
January 15, 2012	C$4.60	500,000	—

		7,540,260	4,981,280

On January 15, 2007, the Company issued 500,000 share purchase options to the president of the Company with an exercise price of C$4.60. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on July 15, 2007. All of these options will expire on January 15, 2012. The Company estimated the fair value of these options to be $773,724.

The fair values of the options granted during the three months ended March 31, 2007 were estimated using the Black-Scholes options pricing method with the following assumptions:

Three Months
Ended
March 31,
2007
Risk-free interest rate	3.53% - 4.26%
Expected dividend yield	—
Expected stock price volatility	46%
Expected option life in years	3.75
Stock-based compensation expense is being recorded over the vesting period of the share purchase options granted. During the three months ended March 31, 2007, compensation expense of $889,820 was recorded. Of this amount $574,929 was an operating expense in the period and $314,891 was capitalized to exploration properties.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2007

Unaudited
(expressed in U.S. dollars)
9	Segmented information

The Company has one operating segment, which is mineral exploration. Total assets by geographic segment are as follows:

	March 31,	December 31,
	2007	2006
	$	$
Canada	22,461,228	34,224,529
Peru	94,812,041	81,101,322

	117,273,269	115,325,581

All of the Company’s interest income is earned in Canada and all of its administrative expenses are incurred on behalf of its operations in Canada.